Exhibit 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

April 15, 2011	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON STAKES PERLA CLAIMS COVERING A NEWLY RECOGNIZED FELSIC DOME DIATREME COMPLEX 6 KM SOUTH OF CORDERO

Levon Resources Ltd. (“Levon” or “the Company”) is pleased to announce the staking acquisition of an additional 9.2 square kilometers covering a newly recognized felsic volcanic dome and diatreme complex, 6 km south of the main Cordero bulk tonnage silver, gold, zinc and lead project located 35 km northeast of Hidalgo Del Parral, in southern Chihuahua State, Mexico.

Reconaissance geologic mapping has revealed prospects centered on vein zones in a volcanic dome complex.  Some historical prospects penetrate disseminated and mineralized crackle breccias in altered country rocks around the volcanic dome and there are small areas of poorly exposed diatreme breccias in valleys which require detailed mapping and sampling follow up.

“Our mapping and drilling results in the main Cordero District provide field criteria that will be used at Perla to find the diatremes for staking and follow up.  The Perla follow up will occur during the Phase 3 offset delineation drilling program in progress at the Pozo de Plata Diatreme and Cordero Porphyry Zone discovery grids” comments Vic Chevillon, VP Exploration and director of Levon.

Trevor Eyton, a director of Levon, has provided notice that he is retiring from the Levon Board for personal reasons, however has offered to continue to assist Levon and its management.  We thank him for his service to Levon and wish him all the best in his future endeavours.  Also, Geoff Chater and Robert Cameron have resigned from the Board.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.